SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Pulse Electronics Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74586W106
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 22 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74586W106	SCHEDULE 13D	Page 2 of 22

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM PE Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,145,143
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,145,143
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,145,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%(1)
14	TYPE OF REPORTING PERSON PN

(1)
Solely in its capacity as the direct owner of 38,446,588 shares of the Issuer’s Common Stock and 698,555 Warrants for the Issuer’s Common Stock, and based upon an aggregate of 79,888,047 shares of the Issuer's Common Stock outstanding as of November 14, 2012, as represented by the Issuer in the Investment Agreement (as defined herein).

CUSIP No. 74586W106	SCHEDULE 13D	Page 3 of 22

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,145,143*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,145,143*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,145,143*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of OCM PE Holdings, L.P.

CUSIP No. 74586W106	SCHEDULE 13D	Page 4 of 22

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,145,143*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,145,143*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,145,143*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 74586W106	SCHEDULE 13D	Page 5 of 22

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,145,143*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,145,143*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,145,143*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 74586W106	SCHEDULE 13D	Page 6 of 22

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,145,143*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,145,143*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,145,143*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 74586W106	SCHEDULE 13D	Page 7 of 22

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,145,143*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,145,143*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,145,143*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of OCM Holdings I, LLC

CUSIP No. 74586W106	SCHEDULE 13D	Page 8 of 22

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,145,143*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,145,143*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,145,143*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 74586W106	SCHEDULE 13D	Page 9 of 22

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,145,143*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,145,143*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,145,143*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the manager of Oaktree Capital Group, LLC.

CUSIP No. 74586W106	SCHEDULE 13D	Page 10 of 22

Item 1.	Security and Issuer

This statement on Schedule 13D relates to 38,446,588 shares of common stock, par value $0.125 per share (“Common Stock”), of Pulse Electronics Corporation, a Pennsylvania corporation (the “Issuer”) and 698,555 warrants to purchase the Common Stock of the Issuer (“Warrants”).  The address of the principal executive office of the Issuer is 12220 World Trade Drive, San Diego, CA 92128.  This statement is being filed pursuant to Securities and Exchange Commission Release No. 68224 due to the conditions giving rise to that Release.

Item 2.	Identity and Background

(a)-(c) & (f)

This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by:

(1)           OCM PE Holdings, L.P., a Delaware limited partnership (the “Oaktree Owner”), whose limited partners are Oaktree Opportunities Fund VIIIb Delaware, L.P., a Delaware limited partnership, and Oaktree Value Opportunities Fund Holdings, L.P., a Delaware limited partnership (which, in turn, are owned by investment funds managed by Oaktree Capital Management, L.P., a Delaware limited partnership), whose principal business is to invest in the Issuer;

(2)           Oaktree Fund GP, LLC, a Delaware limited liability company (the “Owner GP”), whose principal business is to serve as, and perform the functions of, the general partner or managing member of certain investment funds or holding companies thereof;

(3)           Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is (i) to serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or holding companies thereof or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(4)           Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I;

(5)           OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I;

(6)           Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings LLC”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;

(7)           Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of the general

CUSIP No. 74586W106	SCHEDULE 13D	Page 11 of 22

partner or investment adviser of certain investment funds or separately managed accounts or holding companies thereof; and

(8)           Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and together with the Oaktree Owner, the Owner GP, GP I, Capital I, Holdings I, Holdings and OCG, collectively, the “Reporting Persons”, and each individually, a “Reporting Person”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital Group Holdings, L.P. and as manager of OCG.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference.  Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This statement is being filed as a result of the following events.

On November 7, 2012, Oaktree Opportunities Fund VIIIb Delaware, L.P., Oaktree Value Opportunities Fund Holdings, L.P. and the Oaktree Owner (together, the “Investors”) entered into the Investment Agreement with the Issuer, Technitrol Delaware, Inc. (“Technitrol”), a wholly owned subsidiary of the Issuer, and, solely for purposes of Section 2.02, 4.05 and 8.09 of the Investment Agreement, Pulse Electronics (Singapore) Ptc. Ltd., a wholly owned subsidiary of the Issuer (the “Investment Agreement”).  On November 7, 2012, the Issuer and certain subsidiaries, as Borrowers, entered into the Fourth Amended and Restated Credit Agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders party thereto (together with the Credit Agreement, dated as of February 29, 2009, Amendment No. 1 thereto, dated as of June 2, 2009, Amendment No. 2 thereto, dated as of August 5, 2011, and Amendment No. 3 thereto, dated as of March 9, 2012, the “Credit Agreement”).

Pursuant to the Investment Agreement and the Credit Agreement, the Investors funded $75 million in Term A Loans to the Borrowers (as each such term is defined in the Credit Agreement) and surrendered an aggregate of $27,685,000 principal amount and $829,012 in accrued interest of the Issuer’s 7.0% Convertible Senior Notes (the “Convertible Notes”), in exchange for $28,514,012 principal amount of notes in respect of Term B Loans (as defined in the Credit Agreement).  At the same time, the Issuer issued to the Investors (i) notes in respect of the Term A Loans and Term B Loans, (ii) a warrant (the “Technitrol Warrant”) to purchase from Technitrol an aggregate of 248 shares of common stock, par value $0.01 per share, of Technitrol, which Technitrol Warrant shall

CUSIP No. 74586W106	SCHEDULE 13D	Page 12 of 22

automatically terminate upon the issuance to the Investors of Series A Preferred Stock, par value $0.125 per share (the “Parent Preferred Stock”) as described below, and (iii) an aggregate of 36,729,182 shares of the Issuer’s common stock, par value $0.125 per share (the “Common Stock”). As a result of the extinguishment of the Convertible Notes held by certain of the Reporting Persons, the Reporting Persons no longer beneficially own the Common Stock underlying such Convertible Notes.  Because the conversion price of the Convertible Notes was $6.38, and the 30-day trailing volume-weighted average price of the Common Stock as of the date of the Investment Agreement was $0.69, no consideration was paid by the Issuer in respect of the extinguishment of the conversion feature of the Convertible Notes.

Pursuant to the Investment Agreement, upon the satisfaction of certain conditions relating to an amendment of the Issuer’s articles of incorporation, the Issuer has agreed to issue to the Investors 1,000 shares of Parent Preferred Stock, which shares of Parent Preferred Stock shall be, in certain circumstances and subject to certain conditions precedent contained in the Investment Agreement and the Statement with Respect to Shares regarding the Parent Preferred Stock, convertible into up to 107,542,754 shares of the Company’s Common Stock, subject to adjustment as set forth in the Investment Agreement and the Statement With Respect to Shares regarding the Parent Preferred Stock. Pursuant to such conditions precedent to the conversion of the Parent Preferred Stock (which include that no Change of Control under the Convertible Notes indenture would occur as a result of such conversion provision), the Reporting Persons expect that the Parent Preferred Stock will not be convertible upon issuance, as the Reporting Persons expect that certain Convertible Notes will remain outstanding at the time of such issuance.  The Parent Preferred Stock will not be registered under Section 12(b) or (g) of the Exchange Act and is not entitled to vote on any matters brought before the stockholders of the Issuer, provided holders of the Parent Preferred Stock do have certain consent rights with respect to matters that would adversely affect the Parent Preferred Stock as set forth in the Statement with Respect to Shares regarding the Parent Preferred Stock.

Pursuant to the Credit Agreement, the Issuer has issued 698,555 Warrants to Oaktree Opportunities Fund VIIIb Delaware, L.P. and Oaktree Value Opportunities Fund Holdings, L.P. to purchase Common Stock.  All Warrants due under the Credit Agreement have been issued and no further Warrants will be received by Oaktree Opportunities Fund VIIIb Delaware, L.P. and Oaktree Value Opportunities Fund Holdings, L.P. pursuant to the Credit Agreement.

On November 15, 2012, the Oaktree Owner, Oaktree Opportunities Fund VIIIb Delaware, L.P. and Oaktree Value Opportunities Fund Holdings, L.P. entered into the Contribution Agreement, pursuant to which the parties’ interests in the indebtedness under the Credit Agreement, Convertible Notes, Common Stock, existing warrants to purchase the Common Stock as well as certain cash amounts to fund the Term A Loans were contributed to the Oaktree Owner. The Parent Preferred Stock will be issued to the Oaktree Owner pursuant to the Investment Agreement upon the satisfaction of the conditions contained therein.

On November 19, 2012, the Oaktree Owner entered into the Registration Rights Agreement with the Issuer.  Pursuant to the Registration Rights Agreement, the Oaktree Owner has, among other things and subject to the terms and conditions set forth therein, certain demand, shelf and “piggy back” registration rights with respect to the Oaktree Owner’s shares of the Issuer’s Common Stock and the Parent Preferred Stock (and any shares of common or preferred stock issued in respect thereof).

CUSIP No. 74586W106	SCHEDULE 13D	Page 13 of 22

Item 4.	Purpose of Transaction

The information contained in the disclosure of Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons received the Common Stock pursuant to the Investment Agreement and the transactions described above, and, as of the date hereof, own approximately 49.0% of the outstanding shares of the Issuer’s Common Stock.  Upon the issuance of the Parent Preferred Stock, subject to various conditions as set forth in the Investment Agreement, shareholder approval of certain amendments to the Issuer’s Organizational Documents (as defined below) and assuming full participation in the Exchange Offer (as defined in the Investment Agreement), the Reporting Persons will own approximately 65.47% of the outstanding shares of the Issuer’s Common Stock, on a Pro Forma Fully Diluted Basis (as defined in the Investment Agreement).

As a result, the Reporting Persons will, subject to their continuing to own the above-described percentages of the outstanding shares of the Issuer’s Common Stock and the terms and conditions set forth in the Investment Agreement and other transactional documents (as described above) and the provisions of the Issuer’s Certificate of Incorporation and By-laws (such documents together, the “Organizational Documents”), have the ability to exert substantial influence or actual control over the Issuer’s management policies and affairs, the outcome of matters submitted to the Issuer’s stockholders, including amendments to the Issuer’s Organizational Documents, any proposed merger or other business combinations involving the Issuer, the Issuer’s financing, consolidation or sale of all or substantially all of the Issuer’s assets and other corporate transactions and the membership of the Issuer’s directors.

The shares of the Issuer’s Common Stock described herein were acquired for investment purposes and for the purposes described below.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Oaktree Owner or by other affiliated investment funds and accounts or holding companies thereof or whether the Oaktree Owner or any such other affiliated investment funds and accounts or holding companies thereof will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, any of which, if effected, could result in the occurrence of, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. As part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may at any time consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

CUSIP No. 74586W106	SCHEDULE 13D	Page 14 of 22

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

The Oaktree Owner directly holds the Issuer’s Common Stock and has sole power to vote and dispose of the Issuer’s Common Stock.

The Owner GP, in its capacity as the general partner of the Oaktree Owner, has the ability to direct the management of the Oaktree Owner’s business, including the power to vote and dispose of securities held by the Oaktree Owner; therefore, the Owner GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by the Oaktree Owner.

GP I, in its capacity as the managing member of the Owner GP, has the ability to direct the management of the Owner GP’s business, including the power to direct the decisions of the Owner GP regarding the vote and disposition of securities held by the Oaktree Owner; therefore, GP I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Owner.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by the Oaktree Owner; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Owner.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by the Oaktree Owner; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Owner.

Holdings LLC, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by the Oaktree Owner; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Owner.

OCG, in its capacity as the managing member of Holdings LLC, has the ability to direct the management of Holdings LLC’s business, including the power to direct the decisions of Holdings LLC regarding the vote and disposition of securities held by the Oaktree Owner; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Owner.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the Oaktree Owner; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Owner.

CUSIP No. 74586W106	SCHEDULE 13D	Page 15 of 22

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than the Oaktree Owner, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than the Oaktree Owner.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person.  Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c)  Set forth on Exhibit 2 hereto are the purchaser, trade dates, number purchased of the Issuer’s Common Stock or other form of beneficial ownership of Issuer’s Common Stock and the price per Share for all transactions by the Reporting Persons for the past 60 days.

(d)  Not applicable

(e)  Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in the disclosure of Item 3 of this Schedule 13D is incorporated herein by reference.

See above for a summary of the Investment Agreement, Contribution Agreement and Registration Rights Agreement.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Oaktree Owner.

Item 7.	Material to be filed as Exhibits

The following are filed herewith or incorporated by reference as Exhibits to this Schedule 13D:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 74586W106	SCHEDULE 13D	Page 16 of 22

Exhibit 2	Transactions resulting in changes of beneficial ownership of the Issuer’s Common Stock by the Reporting Persons

Exhibit 3
Investment Agreement, dated as of November 7, 2012, by and among Pulse Electronics Corporation, Technitrol Delaware, Inc., Pulse Electronics (Singapore) Pte. Ltd., Oaktree Opportunities Fund VIIIb Delaware, L.P., Oaktree Value Opportunities Fund Holdings, L.P. and OCM PE Holdings, L.P. (incorporated by reference to Exhibit 10.37 to the Current Report on Form 8-K filed by the Issuer on November 15, 2012).

Exhibit 4	Contribution Agreement, dated as of November 15, 2012, by and among Oaktree Opportunities Fund VIIIb Delaware, L.P., Oaktree Value Opportunities Fund Holdings, L.P. and OCM PE Holdings, L.P.

Exhibit 5	Registration Rights Agreement, dated as of November 19, 2012, by and among Pulse Electronics Corporation, Technitrol Delaware, Inc. and OCM PE Holdings, L.P.

Exhibit 6
Amendment No. 3, dated as of March 9, 2012, to Credit Agreement, dated as of February 19, 2009, among the Issuer, certain subsidiaries and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed by the Issuer on March 14, 2012).

Exhibit 7
Fourth Amended and Restated Credit Agreement, by and among the Issuer, certain subsidiaries, J.P. Morgan Chase Bank, N.A., and the Lenders thereto, dated November 7, 2012 (incorporated by reference to Exhibit 10.36 to the Current Report on Form 8-K filed by the Issuer on November 16, 2012).

CUSIP No. 74586W106	SCHEDULE 13D	Page 17 of 22

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of November 21, 2012.

OCM PE HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Authorized Signatory

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Authorized Signatory

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Authorized Signatory

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.
By: OCM Holdings I, LLC
Its: General Partner

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

OCM HOLDINGS I, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

OAKTREE HOLDINGS, LLC
By: Oaktree Capital Group, LLC
Its: Managing Member

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

CUSIP No. 74586W106	SCHEDULE 13D	Page 18 of 22

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and Associate General Counsel

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

CUSIP No. 74586W106	SCHEDULE 13D	Page 19 of 22

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee.  The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer
Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

CUSIP No. 74586W106	SCHEDULE 13D	Page 20 of 22

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer
Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Principal Emeritus and Director of Oaktree Capital Group, LLC.

CUSIP No. 74586W106	SCHEDULE 13D	Page 21 of 22

Robert E. Denham	Director of Oaktree Capital Group, LLC. Mr. Denham is currently a partner in the law firm of Munger, Tolles & Olson LLP.

Wayne G. Pierson	Director of Oaktree Capital Group, LLC. Mr. Pierson is currently the Chief Financial Officer and Treasurer of Meyer Memorial Trust.

Jay S. Wintrob	Director of Oaktree Capital Group, LLC. Mr. Wintrob is currently the President and Chief Executive Officer of SunAmerica Financial Group.

Marna C. Whittington	Director of Oaktree Capital Group, LLC. Ms. Whittington is currently retired and does not hold a principal occupation.

Todd E. Molz	General Counsel and Managing Director of Oaktree Capital Group, LLC and General Counsel and Managing Director of Oaktree Capital Management, L.P.

B. James Ford	Managing Director of Oaktree Capital Management, L.P.

Caleb S. Kramer	Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

CUSIP No. 74586W106	SCHEDULE 13D	Page 22 of 22

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

Oaktree Fund GP I, L.P. is the managing member of Oaktree Fund GP, LLC

OCM PE Holdings, L.P.

Oaktree Fund GP, LLC is the general partner of OCM PE Holdings, L.P.